UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-19797

Whole Foods Market Growing Your Future 401(k) Plan Whole Foods Market 401(k) Retirement Plan

(Exact name of registrant as specified in its charter)

550 Bowie Street Austin, Texas 78703 (512) 477-4455

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests under the Whole Foods Market Growing Your Future 401(k) Plan Plan Interests under the Whole Foods Market 401(k) Retirement Plan

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, the Whole Foods Market Growing Your Future 401(k) Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 7, 2017	By:	WHOLE FOODS MARKET, INC. BENEFITS ADMINISTRATIVE COMMITTEE, Plan Administrator

	By:	/s/ Amy Green
Amy Green Chairman, Benefits Administrative Committee Whole Foods Market, Inc.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Whole Foods Market 401(k) Retirement Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 7, 2017	By:	WHOLE FOODS MARKET GROWING YOUR FUTURE 401(k) PLAN, its successor

	By:	WHOLE FOODS MARKET, INC. BENEFITS ADMINISTRATIVE COMMITTEE, Plan Administrator

	By:	/s/ Amy Green
Amy Green Chairman, Benefits Administrative Committee Whole Foods Market, Inc.